Exhibit 12.1

DAVITA INC.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. Earnings for this purpose is defined as pretax income from continuing operations adjusted by adding back fixed charges expensed during the period. Fixed charges include debt expense (interest expense and the amortization of deferred financing costs), the estimated interest component of rent expense on operating leases, and capitalized interest.

	Three months ended March 31,		Year ended December 31,
	2007	2006	2006	2005	2004	2003	2002
			(dollars in thousands)
Earnings adjusted for fixed charges:
Income from continuing operations before income taxes	$127,642	$95,490	$475,759	$331,097	$332,840	$269,651	$249,105
Add:
Debt expense	68,870	70,459	276,706	139,586	52,411	66,821	71,612
Interest portion of rent expense	15,416	14,014	60,395	35,189	24,305	21,685	19,259

	84,286	84,473	337,101	174,775	76,716	88,506	90,871

	$211,928	$179,963	$812,860	$505,872	$409,556	$358,157	$339,976

Fixed charges:
Debt expense	$68,870	$70,459	$276,706	$139,586	$52,411	$66,821	$71,612
Interest portion of rent expense	15,416	14,014	60,395	35,189	24,305	21,685	19,259
Capitalized interest	934	764	4,708	1,912	1,078	1,523	1,888

	$85,220	$85,237	$341,809	$176,687	$77,794	$90,029	$92,759

Ratio of earnings to fixed charges	2.49	2.11	2.38	2.86	5.26	3.98	3.67